UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
(X) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Finkel, Shelly
   c/o Global Telecommunication Solutions, Inc.
   60 East 42nd Street
   Suite 464
   New York, NY  10165
   USA
2. Issuer Name and Ticker or Trading Symbol
   Global Telecommunication Solutions, Inc.
   GTST
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 15, 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock                 |12/10/|M4  |51,653            |A  |(1)        |                   |D     |                           |
                             |98    |    |                  |   |           |                   |      |                           |
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Common Stock                 |12/10/|M4  |3,659             |A  |(2)        |506,536            |D     |                           |
                             |98    |    |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Promissory Notes        |(1)     |12/10|M4  |(1)        |D  |-    |-    |Common Stock|51,653 |(1)    |0           |D  |            |
                        |        |/98  |    |           |   |     |     |            |       |       |            |   |            |
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Common Stock Purchase Wa|(2)     |12/10|M4  |(2)        |D  |3/1/9|11/27|Common Stock|3,659  |(2)    |30,871      |D  |            |
rrants                  |        |/98  |    |           |   |7    |/01  |            |       |       |            |   |            |
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Stock Options           |$2.25 pe|8/6/9|A   |30,000 -   |A,D|(3)  |(3)  |Common Stock|30,000 |-      |            |D  |            |
                        |r share |8    |    |           |   |     |     |            |       |       |            |   |            |
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Stock Options           |$1.00 pe|12/15|A   |21,000 -   |A,D|(4)  |(4)  |Common Stock|21,000 |-      |174,336     |D  |            |
                        |r share |/98  |    |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) The Issuer offered the Reporting Person the right to convert his $50,000 principal amount promissory note issued in a private placement in December 1996 into shares of common stock of the Issuer at a conversion rate of one share of common stock for each $0.968 of principal amount converted.
(2) The Issuer offered the Reporting Person the right to exchange his 16,667 common stock purchase warrants
(issued with the promissory note referenced in (1), above) for shares of common stock at an exchange rate of one share of common stock for each 4.555
warrants.
(3) Options to purchase 10,000 shares of common stock under the Issuer's 1994 Performance Equity Plan ("1994
Plan") become exercisable on each of February 6, 1999, January 1, 2000 and January 1, 2001. After each portion of the option becomes exercisable, it remains exercisable for five years.
(4) Options to purchase 7,000 shares of common stock under the Issuer's 1994 Plan become exercisable on each of June 15, 1999, December 15, 1999 and December 15, 2000. After each portion of the option becomes exercisable, it remains exercisable for five
years.
SIGNATURE OF REPORTING PERSON
/s/  Shelly Finkel
DATE
February 10, 1999